
Mail Stop 3561

May 25, 2010

Cliff J. Vallier
President
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, Michigan 48226

>   **Re: Greektown Superholdings, Inc.**
>   **Amendment No. 1 to**
>   **Form 10**
>   **Filed May 11, 2010**
>   **File No. 000-53921**

Dear Mr. Vallier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.   We note your response to comment 13 of our letter dated April 27, 2010. You have stated the ratios required by the covenants but not the actual ratios attained by the company. Please revise to disclose the actual ratios. Additionally, state the "impermissible qualification of the opinion" that was made.

Contractual Obligations and Commercial Commitments, page 46

2.   With respect to your table of contractual obligations and commercial commitments as of the Effective Date, we note you do not include quarterly success fee payments that may be payable under the Warner Gaming Management Agreement because you believe such amounts are not determinable at this time. Please expand the disclosure in footnote 6 to this table to include a description of how the success fee will be calculated. We suggest you include disclosure similar to that found in Note 11 to your financial statements with regard to the success fee paid to the Fine Point Group for 2009.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, page 52

3.   We note your response to comment 16 of our letter dated April 27, 2010. Please file consents for the individuals that you anticipate will be members of the Board as of the Effective Date, as disclosed on page 52. Please refer to Rule 438 under the Securities Act of 1933.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE, page 59

4.   We note your statement that the disclosure beginning on page 59 "is qualified in its entirety by the terms of the Warner Gaming Management Agreement." We note on page 21 that you have not yet executed the agreement. Though not executed please file this agreement in finalized form.

Exhibits

5.   Please revise to file the Disclosure Statement in its entirety.

Notes to Consolidated Financial Statements

Note 6. Long-Term Debt, Notes Payable and Debtor in Possession Financing, Page F-15

6.   We note that your Amended DIP Financing and New DIP Credit Facility included Paid-in-Kind (PIK) interest, and that accrual of such interest was reflected as an operating activity in your Consolidated Statements of Cash Flows. It appears this PIK interest will be paid on the Effective Date. In this regard, please confirm that you intend to account for such payment as an operating activity pursuant to ASC 230-10-45-17(d).

<u>Unaudited Pro Forma Condensed Consolidated Statement of Operations, page PF-3</u>

7.   Please revise your pro forma income statement presentation to give effect to the 7.5% preferred stock dividends described on page 64. Specifically, revise your pro forma statement of operations to reflect Net Income Applicable to Common Stockholders. In addition, revise the related notes to your Pro Forma Condensed Consolidated Statement of Operations to explain how you calculated the amount of such dividends. Please revise, or tell us why such a revision is not necessary.

<u>Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page PF-4</u>

8.   Refer to our previous comment 28. Please explain to us in your response and revise the related notes to your Pro Forma Condensed Consolidated Statement of Financial Position to show how the $196 million of proceeds was calculated.

9.   As a related matter, with regard to note 2(a), (m), and (l), please explain to us in your response and provide a detailed explanation within the notes to your Pro Forma Condensed Consolidated Statement of Financial Position to show how the total adjustment to Shareholders'/member's equity (deficit) was calculated.

10.   Please add a note to your Pro Forma Condensed Consolidated Statement of Operations to explain that no adjustment has been made for the expense related to the Warner Gaming Management Agreement that is being negotiated for a three-year term, as described on page 29.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3221 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Richard A. Goldberg
        Fax: (212) 698-3599